WaMu Mortgage Pass-Through Certificates Series 2007-HY1 Marketing Materials

Hybrid ARMS

$[1,283,541,000]
(Approximate, Subject to +/- 10% Variance)

WaMu Asset Acceptance Corp.
Depositor

Washington Mutual Bank
Sponsor and Servicer

 **WaMu Capital Corp.**
A Washington Mutual, Inc. Company

**Important Notice About Information Presented in this
Preliminary Term Sheet**

The securities described in this preliminary term sheet may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayment, yield curve and interest rate risks. Investors should carefully consider the risks of these securities.

We do not intend that there be any sale of the securities discussed in this preliminary term sheet in any state in which such offer or sale would be unlawful prior to registration or qualification of such securities under the securities laws of any such state.

The issuer has filed a registration statement (including a prospectus) on Form S-3 with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may obtain these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in this offering will arrange to send you the prospectus if you so request by calling toll-free 1-800-667-9569.

We will provide information to you about the offered certificates in two separate documents that progressively provide more detail: (a) a prospectus, which provides general information, some of which may not apply to your series of certificates, and (b) the WaMu Mortgage Pass–Through Certificates, WaMu Series HY free writing prospectus, along with this preliminary term sheet, describes more specifically the terms of your series of certificates. This preliminary term sheet does not contain all of the information that is required to be included in the prospectus and the prospectus supplement that will be prepared for your series of certificates. The information in this preliminary term sheet is subject to completion or change. The information in this preliminary term sheet supersedes information contained in any prior term sheet relating to these securities prior to the time of your commitment to purchase. To understand the terms of the offered certificates, read carefully this entire preliminary term sheet and the prospectus and the WaMu Mortgage Pass–Through Certificates, WaMu Series HY free writing prospectus we will provide you. You may obtain a copy of the prospectus and the WaMu Mortgage Pass–Through Certificates, WaMu Series HY free writing prospectus by contacting WaMu Capital Corp. at 1-800-667-9569.

THE DATA DESCRIBING THE MORTGAGE POOL IN THIS PRELIMINARY TERM SHEET REFLECTS THE PRELIMINARY CHARACTERISTICS OF THE MORTGAGE POOL AS OF THE CUT-OFF DATE, WHICH IS JANUARY 1, 2007. THE PROSPECTUS SUPPLEMENT THAT WILL BE PREPARED FOR THIS TRANSACTION WILL REFLECT THE FINAL MORTGAGE POOL DATA AS OF THE CUT-OFF DATE. ONCE AVAILABLE, A FINAL PROSPECTUS AND PROSPECTUS SUPPLEMENT MAY BE OBTAINED WITHOUT CHARGE BY CONTACTING WAMU CAPITAL CORP. AT 1-800-667-9569.

This preliminary term sheet is being delivered to you solely to provide you with information about the offering of the mortgage-backed securities referred to in this preliminary term sheet. The mortgage-backed securities referred to in this preliminary term sheet are being offered when, as and if issued. Our obligation to sell securities to you is conditioned on the securities having the characteristics described in this preliminary term sheet. If that condition is not satisfied, we will notify you, and neither the issuer nor any underwriter will have any obligation to you to deliver all or any portion of the securities which you have committed to purchase, and there will be no liability between us as a consequence of the non-delivery.

Preliminary Term Sheet **Date Prepared: Jan. [5], 2007**

Publicly Offered Certificates

WaMu Mortgage Pass-Through Certificates, Series 2007-HY1
$[1,283,541,000]
(Approximate, Subject to +/- 10% Variance)
5/1 and 7/1 Hybrid, Adjustable Rate Residential Mortgage Loans

Class [(1)]	Principal Amount (Approx.) [(2)]	WAL (Yrs) To Wtd Avg CPB/Mat [(3)]	Pmt Window (Mths) To Wtd Avg CPB/Mat [(3)]	Interest Rate Type	Tranche Type	Expected Ratings S&P and Fitch
4-A1	$ 655,354,000	2.35/3.31	1-52/1-351	Variable [(4)]	Senior	AAA/ AAA
4-A2	$ 34,493,000	2.35/3.31	1-52/1-351	Variable [(4)]	Senior/Mezzanine	AAA/AAA
5-A1	$ 518,299,000	2.82/3.33	1-78/1-354	Variable [(5)]	Senior	AAA/AAA
5-A2	$ 27,279,000	2.82/3.33	1-78/1-354	Variable [(5)]	Senior/Mezzanine	AAA/AAA
M-B-1	$ 27,310,000	4.31/6.08	1-78/1-354	Variable [(6)]	Subordinate	AA/NR
M-B-2	$ 13,004,000	4.31/6.08	1-78/1-354	Variable [(6)]	Subordinate	A/ NR
M-B-3	$ 7,802,000	4.31/6.08	1-78/1-354	Variable [(6)]	Subordinate	BBB/NR
M-B-4	$ 7,152,000	Privately Offered Certificates		Variable [(6)]	Subordinate	BB/NR
M-B-5	$ 5,852,000			Variable [(6)]	Subordinate	B/NR
M-B-6	$ 3,903,173			Variable [(6)]	Subordinate	NR/NR
Total:	$ 1,300,448,173					

(1) Distributions on the Class 4-A1 and Class 4-A2 Certificates will be derived primarily from a pool of 5/1 adjustable rate Mortgage Loans (the "**Group 4 Mortgage Loans**"). Distributions on the Class 5-A1 and Class 5-A2 Certificates will be derived primarily from a pool of 7/1 adjustable rate Mortgage Loans (the "**Group 5 Mortgage Loans**"). Distributions on the Group M-B Certificates (as defined herein) will be derived from the Group 4 and 5 Mortgage Loans.

(2) Class sizes are subject to final collateral pool size and rating agency approval and may increase or decrease by up to 10%.

(3) WAL and Payment Window for the Class A and the Subordinate Offered Certificates (each as defined herein) are shown to a pricing prepayment speed to the reset date (CPB) (as described herein) and to Maturity.

(4) For each Distribution Date, the Class 4-A1 and Class 4-A2 Certificates will have an interest rate equal to the Loan Group 4 Weighted Average Pass-Through Rate (as defined herein).

(5) For each Distribution Date, the Class 5-A1 and Class 5-A2 Certificates will have an interest rate equal to the Loan Group 5 Weighted Average Pass-Through Rate (as defined herein).

(6) For each Distribution Date, the Group M-B Certificates will have an interest rate equal to the Group M-B Weighted Average Pass-Through Rate (as defined herein).

Transaction Summary:

Issuing Entity:	WaMu Mortgage Pass-Through Certificates Series 2007-HY1 Trust (the "Trust')
Depositor:	WaMu Asset Acceptance Corp. (**"WAAC"**).
Sponsor and Servicer:	Washington Mutual Bank (**"WMB"**).
Lead Manager:	WaMu Capital Corp.
Trustee:	LaSalle Bank
Rating Agencies:	It is anticipated that the Senior Certificates will be rated by Standard & Poor's and Fitch. The Subordinate Certificates other than the Class M-B-6 Certificates will be rated by only one rating agency. The Class M-B-6 Certificates will not be rated. It is expected that the Certificates will be assigned the credit ratings on page 1 of this Preliminary Term Sheet.
Cut-off Date:	January 1, 2007.
Expected Pricing Date:	On or about January [6], 2007.
Closing Date:	On or about January [24], 2007.
Distribution Date:	The 25th of each month (or if such day is not a business day, the next succeeding business day), commencing in February 2007.
Servicing Fee:	[0.375]% per annum of the principal balance of each of the Group 4 Mortgage Loans. [0.375]% per annum of the principal balance of each of the Group 5 Mortgage Loans.
Certificates:	The "**Senior Certificates**" will consist of (i) the Class 4-A1 and Class 4-A2 Certificates (the "**Group 4-A Certificates**") and (ii) the Class 5-A1 and Class 5-A2 Certificates (the "**Group 5-A Certificates**" and together with the Group 4-A Certificates, the "**Class A Certificates**"). The "**Group M-B Senior Subordinate Certificates**" will consist of the Class M-B-1, Class M-B-2 and Class M-B-3 Certificates. The "**Group M-B Junior Subordinate Certificates**" will consist of the Class M-B-4, Class M-B-5 and Class M-B-6 Certificates. The Group M-B Senior Subordinate Certificates and Group M-B Junior Subordinate Certificates are collectively known as the "**Group M-B Certificates**" or the "**Subordinate Certificates**". The "**Subordinate Offered Certificates**" will consist of the Group M-B Senior Subordinate Certificates. The Senior Certificates and the Subordinate Certificates are collectively referred to herein as the "**Certificates**." The Senior and Subordinate Offered Certificates (collectively, the "**Offered Certificates**") are being offered hereby.
Accrued Interest:	The Offered Certificates settle with accrued interest. The price to be paid by investors for the Offered Certificates will include accrued interest from the Cut-off Date up to, but not including, the Closing Date ([23] days).
Interest Accrual Period:	The interest accrual period with respect to the Offered Certificates for a given Distribution Date will be the calendar month preceding the month in which such Distribution Date occurs (on a 30/360 basis).

Registration: The Offered Certificates will be made available in book-entry form through DTC. It is anticipated that the Offered Certificates will also be made available in book-entry form through Clearstream, Luxembourg and the Euroclear System.

Federal Tax Treatment: It is anticipated that the Offered Certificates will be treated as REMIC regular interests for federal tax income purposes.

ERISA Eligibility: The Offered Certificates are expected to be eligible for purchase by persons investing assets of employee benefit plans and individual retirement accounts. Prospective investors should review with their legal advisors whether the purchase and holding of the Offered Certificates could give rise to a transaction prohibited or not otherwise permissible under ERISA, the Internal Revenue Code or other similar laws.

SMMEA Treatment: The Class A and Class M-B-1 Certificates are expected to constitute "mortgage related securities" for purposes of the Secondary Mortgage Market Enhancement Act of 1984 ("**SMMEA**"). The Class M-B-2, Class M-B-3, Class M-B-4, Class M-B-5 and Class M-B-6 Certificates are not expected to constitute "mortgage related securities" for purposes of SMMEA.

Optional Termination: When the aggregate principal balance of the Mortgage Loans in loan group 4 and loan group 5 has been reduced to less than 10% of that balance as of January 1, 2007, the servicer may purchase all of the Mortgage Loans in loan group 4 and loan group 5 (the "**Optional Call Date**").

Pricing Prepayment Speed: The Offered Certificates will be priced to a prepayment speed of 25% CPB.

Compensating Interest: Compensating interest paid by the servicer with respect to each loan group will equal the least of (a) any shortfall for the previous month in interest collections resulting from the timing of payoffs on the Mortgage Loans in that loan group made from the 15th day of the calendar month before the Distribution Date to the last day of such month, (b) the sum of 1/12 of 0.050% of the aggregate Stated Principal Balance of the Mortgage Loans in that loan group, any reinvestment income realized by the servicer relating to payoffs on the Mortgage Loans in that loan group made during the prepayment period, and interest payments on the payoffs in that loan group received during the period of the 1st day through the 14th day of the month of the Distribution Date, as applicable and (c) 1/12 of 0.125% of the aggregate Stated Principal Balance of the Mortgage Loans in that loan group.

Mortgage Loans: As of January 1, 2007, the aggregate principal balance of the Mortgage Loans described herein is approximately $[1,300,448,174] (the "**Mortgage Loans**"). The Mortgage Loans are non-convertible, adjustable rate One Year CMT and LIBOR indexed Mortgage Loans with initial rate adjustments occurring approximately 60 months or 84 months after the date of origination of each mortgage loan ("5/1 ARM" and "7/1 ARM" respectively). None of the Mortgage Loans will be "Buydown Loans," which are Mortgage Loans for which scheduled payments of principal and/or interest have been subsidized for a period of time through a fund provided by the originator or another person at the time of origination. The Mortgage Loans are secured by first liens on one- to four-family residential properties, or shares of cooperative units.

<u>5/1 ARM or Group 4 Mortgage Loans</u>

As of January 1, 2007, the aggregate principal balance of the Group 4 Mortgage Loans described herein is approximately $[726,155,327]. Each Group 4 Mortgage Loan has an original term to maturity of [30] years. As of the Cut-off Date, approximately [99.81]% of the Group 4 Mortgage Loans are scheduled to pay only interest for the first 5 years of its term and, thereafter, will pay scheduled principal, in addition to interest, in an amount sufficient to fully amortize the Mortgage Loan over its remaining [25] year term. See the attached collateral descriptions for more information.

<u>Modified Loans among Group 4 Mortgage Loans</u>

Certain Group 4 Mortgage Loans have had their original note interest rate changed on a modification date and their initial fixed rate period reset to 5 years from such modification date under a customer retention program sponsored by Washington Mutual Bank (the **"Modified Loans"**). As of January 1, 2007, the aggregate principal balance of the Modified Loans described herein is approximately $[79,637,828.40]. See the attached collateral descriptions for more information.

<u>7/1 ARM or Group 5 Mortgage Loans</u>

As of January 1, 2007, the aggregate principal balance of the Group 5 Mortgage Loans described herein is approximately $[574,292,847]. Each Group 5 Mortgage Loan has an original term to maturity of [30] years. As of the Cut-off Date, approximately [94.66]% of the Group 5 Mortgage Loans are scheduled to pay only interest for the first 7 years of its term and, thereafter, will pay scheduled principal, in addition to interest, in an amount sufficient to fully amortize the Mortgage Loan over its remaining [23] year term. See the attached collateral descriptions for more information.

On the Closing Date, the aggregate principal balance of the Mortgage Loans as of the Cut-off Date is expected to be approximately $[1,300,448,174], subject to an increase or decrease of up to 10%. It is expected that the characteristics of the Mortgage Loans on the closing date will be substantially similar to the characteristics of the Mortgage Loans described herein. The initial principal balance of any of the Offered Certificates on the Closing Date is subject to an increase or decrease of up to 10% from the amounts shown herein.

Loan Group 4 Weighted Average Pass-Through Rate:	For any Distribution Date, the weighted average of the mortgage interest rates on the Group 4 Mortgage Loans as of the second preceding Due Date less the per annum rate at which the related Servicing Fee is calculated.
Loan Group 5 Weighted Average Pass-Through Rate:	For any Distribution Date, the weighted average of the mortgage interest rates on the Group 5 Mortgage Loans as of the second preceding Due Date less the per annum rate at which the related Servicing Fee is calculated.
Group M-B Weighted Average Pass-Through Rate:	For any Distribution Date, the quotient expressed as a percentage, of:

(a)   the sum of:
- (i)   the product of (x) the Loan Group 4 Weighted Average Pass-Through Rate and (y) the Subordinate Component Balance (as defined herein) for loan group 4 immediately before that Distribution Date; and
- (ii)   the product of (x) the Loan Group 5 Weighted Average Pass-Through Rate and (y) the Subordinate Component Balance for loan group 5 immediately before that Distribution Date;
   divided by:

(b)   the sum of the Subordinate Component Balances for loan group 4 and loan group 5 immediately before that Distribution Date.

Subordinate Component Balance:	The "**Subordinate Component Balance**" for either loan group 4 or 5 as of any date of determination will equal the then outstanding aggregate Stated Principal Balance of the Mortgage Loans in that loan group minus the then outstanding aggregate Class Principal Balance of the related Class A Certificates.
Stated Principal Balance:	The "**Stated Principal Balance**" of any Mortgage Loan as of any date of determination is equal to its principal balance as of the Cut-Off Date, after application of all scheduled principal payments due on or before the Cut-Off Date, whether or not received, reduced by all amounts allocable to principal that have been distributed to certificateholders with respect to that Mortgage Loan on or before that date of determination, and as further reduced to the extent that any realized loss on that Mortgage Loan has been allocated to one or more classes of certificates on or before that date of determination.
Class Principal Balance:	The "**Class Principal Balance**" for any Distribution Date and for any class of certificates will equal the aggregate amount of principal to which it is entitled on the Closing Date, reduced by all distributions of principal to that class and all allocations of losses required to be borne by that class before that Distribution Date.
Credit Enhancement:	Senior/subordinate, shifting interest structure. The credit enhancement information shown below is subject to final rating agency approval.
	Credit enhancement for the Class 4-A1, Class 4-A2, Class 5-A1 and Class 5-A2 Certificates will consist of the subordination of the Group M-B Certificates, initially [5.00]% total subordination.
Shifting Interest:	

Group M-B Certificates

Until the first Distribution Date occurring after January 2014, the Group M-B Certificates will be locked out from receipt of unscheduled principal (unless the Class 4-A1 Class 4-A2, Class 5-A1 and Class 5-A2 Certificates are paid down to zero or the credit enhancement provided by the Group M-B Certificates has doubled prior to such date as described below). After such time and subject to standard collateral performance triggers (as described in the WaMu Mortgage Pass–Through Certificates, WaMu Series HY free writing prospectus), the Group M-B Certificates will receive their increasing portions of unscheduled principal.

The prepayment percentages on the Group M-B Certificates are as follows:

Periods:			**Unscheduled Principal Payments (%)**
February 2007	–	January 2014	0% Pro Rata Share
February 2014	–	January 2015	30% Pro Rata Share
February 2015	–	January 2016	40% Pro Rata Share
February 2016	–	January 2017	60% Pro Rata Share
February 2017	–	January 2018	80% Pro Rata Share
February 2018 and after			100% Pro Rata Share

Notwithstanding the foregoing, if the credit enhancement provided by the Group M-B Certificates has doubled (subject to the performance triggers described in the WaMu Mortgage Pass–Through Certificates, WaMu Series HY free writing prospectus), (i) prior to the Distribution Date in February 2010, and the cumulative realized losses on the Group 4 and Group 5 Mortgage Loans allocated to the Group M-B Certificates, as a percentage of the aggregate Class Principal Balance of the Group M-B Certificates as of the Closing Date, do not exceed 20%, the Group M-B Certificates will be entitled to 50% of their pro rata share of Payoffs and Curtailments or (ii) on or after the Distribution Date in February 2010, and the cumulative realized losses on the Group 4 and Group 5 Mortgage Loans allocated to the Group M-B Certificates, as a percentage of the aggregate Class Principal Balance of the Group M-B Certificates as of the Closing Date, do not exceed 30%, the Group M-B Certificates will be entitled to 100% of their pro rata share of Payoffs and Curtailments.

Notwithstanding the foregoing, for any Distribution Date, in the event that any of the **"Group 4 Senior Percentage"** (the aggregate principal balance of the Group 4-A Certificates, divided by the aggregate principal balance of the Group 4 Mortgage Loans, in each case immediately before the Distribution Date) or the **"Group 5 Senior Percentage"** (the aggregate principal balance of the Group 5-A Certificates, divided by the aggregate principal balance of the Group 5 Mortgage Loans, in each case immediately before the Distribution Date) for that Distribution Date exceeds the initial Group 4 or Group 5 Senior Percentage, respectively, as of the Closing Date, then the Group 4-A and Group 5-A Certificates will receive all unscheduled prepayments on the Group 4 and Group 5 Mortgage Loans.

Structure Rules:

Allocation of
Realized Losses:

Any loss realized on a Group 4 or Group 5 Mortgage Loan will be allocated among the Certificates as follows:

(i)   for losses allocable to principal:

(a)   first, to the Group M-B Junior Subordinate Certificates in reverse numerical order, until their aggregate Class Principal Balance has been reduced to zero;

(b)   second, to the Class M-B-3 Certificates, until the Class M-B-3 Principal Balance has been reduced to zero;

(c)   third, to the Class M-B-2 Certificates, until the Class M-B-2 Principal Balance has been reduced to zero;

(d)   fourth, to the Class M-B-1 Certificates, until the Class M-B-1 Principal Balance has been reduced to zero; and

(e)   fifth, (i) in the case of any loss with respect to a Group 4 Mortgage Loan , first to the Class 4-A2 Certificates until the Class 4-A2 Principal Balance has been reduced to zero and second, to the Class 4-A1 Certificates, pro rata, until its Class Principal Balances have each been reduced to zero; and (ii) in the case of any loss with respect to a Group 5 Mortgage Loan, first to the Class 5-A2 Certificates until the Class 5-A2 Principal Balance has been reduced to zero and second, to the Class 5-A1 Certificates, pro rata, until their Class Principal Balances have each been reduced to zero;

and

(ii)   for losses allocable to interest:

(a)   first, to the Group M-B Junior Subordinate Certificates in reverse numerical order, in reduction of accrued but unpaid interest and then in reduction of the Class Principal Balances of those certificates;

(b)   second, to the Class M-B-3 Certificates, in reduction of accrued but unpaid interest and then in reduction of the Class M-B-3 Principal Balance;

(c)   third, to the Class M-B-2 Certificates, in reduction of accrued but unpaid interest and then in reduction of the Class M-B-2 Principal Balance;

(d)   fourth, to the Class M-B-1 Certificates, in reduction of accrued but unpaid interest and then in reduction of the Class M-B-1 Principal Balance; and

(e)   fifth, (i) in the case of any loss with respect to a Group 4 Mortgage Loan, first, to the Class 4-A2 Certificates, in reduction of accrued but unpaid interest thereon and then in reduction of the Class 4-A2 Principal Balance and second, to the Class 4-A1 Certificates, pro rata, in reduction of accrued but unpaid interest thereon and then to Class 4-A1 Certificates, pro rata, in reduction of their Class Principal Balances; and (ii) in the case of any loss with respect to a Group 5 Mortgage Loan, first, to the Class 5-A2 Certificates, in reduction of accrued but unpaid interest thereon and then in reduction of the Class 5-A2 Principal Balance and second, to the Class 5-A1, pro rata, in reduction of accrued but unpaid interest thereon and then to Class 5-A1 Certificates, pro rata, in reduction of their Class Principal Balances.

Because the Group M-B Certificates represent interests in the Group 4 and Group 5 Mortgage Loans, the Class Principal Balances of those Subordinate Certificates could be reduced to zero as a result of realized losses on the Mortgage Loans in these loan groups. Therefore, the allocation of realized losses on the Group 4 and Group 5 Mortgage Loans to the Group M-B Certificates will reduce the subordination provided by those Subordinate Certificates to all of the related Senior Certificates, including the Senior Certificates related to either of these loan groups that did not suffer any losses. This will increase the likelihood that future realized losses may be allocated to the Senior Certificates related to a loan group that did not suffer those previous losses.

Cross-Collateralization:	In some limited circumstances, principal and interest collected from either of loan group 4 or 5 may be used to pay principal or interest, or both, to the Class A Certificates related to the other loan group, before making payments to the Group M-B Certificates, as more fully described in the WaMu Mortgage Pass–Through Certificates, WaMu Series HY free writing prospectus.
Certificates Priority of Distributions:	Available funds from the Group 4 and Group 5 Mortgage Loans will be distributed in the following order of priority:

1) to the Group 4-A and Group 5-A Certificates, accrued and unpaid interest, pro rata, at the related certificate interest rate, on the related Class Principal Balance, as applicable;

2) from the Group 4 Mortgage Loans, as principal, to the Group 4-A Certificates, pro rata according to the Class Principal Balance of the certificates described in each of clause (A) and (B), as follows:

    (A)   to the Class 4-A1 Certificates, until the Class 4-A1 Principal Balance has been reduced to zero;

    (B)   to the Class 4-A2 Certificates, until the Class 4-A2 Principal Balance has been reduced to zero;

3) from the Group 5 Mortgage Loans, as principal, to the Group 5-A Certificates, pro rata according to the Class Principal Balance of the certificates described in each of clause (A) and (B), as follows:

    (A)   to the Class 5-A1 Certificates, until the Class 5-A1 Principal Balance has been reduced to zero;


(B) to the Class 5-A2 Certificates, until the Class 5-A2 Principal Balance has been reduced to zero;


4) to the Class M-B-1 Certificates, accrued and unpaid interest at the Class M-B-1 certificate interest rate;

5) to the Class M-B-1 Certificates, principal allocable to such Class;

6) to the Class M-B-2 Certificates, accrued and unpaid interest at the Class M-B-2 certificate interest rate;

7) to the Class M-B-2 Certificates, principal allocable to such Class;

8) to the Class M-B-3 Certificates, accrued and unpaid interest at the Class M-B-3 certificate interest rate;

9) to the Class M-B-3 Certificates, principal allocable to such Class;

10) to the Class M-B-4, Class M-B-5 and Class M-B-6 Certificates, in sequential order, accrued and unpaid interest and principal in the same manner as for the Group M-B Senior Subordinate Certificates; and

11) to the Class R Certificate, any remaining amount.

**Additional
Risk Factor:**

In addition to the risk factors described in the prospectus and the WaMu Mortgage Pass–Through Certificates, WaMu Series HY free writing prospectus, investors should consider the following risk factor:

In the receivership of an unrelated national bank, the FDIC successfully argued that certain of its rights and powers extended to a statutory trust formed by that national bank in connection with a securitization of credit card receivables. If WMB were to enter conservatorship or receivership, the FDIC could argue that its rights and powers extend to the Depositor or the Trust. If the FDIC were to take this position and seek to repudiate or otherwise affect the rights of the Trustee or the holders of the Certificates under any transaction document, delays or reductions in distributions on the Certificates could result.

There could also be delays or reductions in distributions on the Certificates if the FDIC successfully asserts that a statutory injunction automatically prevents the Trust, the Trustee, and the holders of the Certificates from exercising their rights, remedies, and interests for up to 90 days.



IMPORTANT NOTICE REGARDING COLLATERAL MATERIALS

The information contained in this section has not been independently verified by WaMu Capital Corp. The information contained in this section is preliminary and subject to change and supersedes information contained in any prior collateral materials for this transaction.

WaMu Mortgage Pass-Through Certificates
Series 2007-HY1 Groups 4 & 5
Mortgage Loans
Preliminary Collateral Information As of 01/01/07

TOTAL CURRENT BALANCE	$1,300,448,174					
TOTAL ORIGINAL BALANCE	$1,328,504,722					
NUMBER OF LOANS	1,854					
			Minimum		**Maximum**	
AVG CURRENT BALANCE	$701,428		$19,600		$3,000,000	
AVG ORIGINAL BALANCE	$716,561		$417,600		$3,000,000	
WAVG GROSS COUPON	5.99	%	4.53	%	7.10	%
WAVG GROSS MARGIN	2.32	%	2.00	%	3.03	%
WAVG MAX INT RATE	10.99	%	9.53	%	12.35	%
WAVG CURRENT LTV	71.48	%	2.00	%	90.00	%
WAVG FICO SCORE	712		583		839	
WAVG MONTHS TO ROLL	60	Month(s)	21	Month(s)	78	Month(s)
WAVG ORIGINAL TERM	358	Month(s)	329	Month(s)	360	Month(s)
WAVG REMAINING TERM	348	Month(s)	297	Month(s)	354	Month(s)
WAVG SEASONING	11	Month(s)	6	Month(s)	63	Month(s)
NZ WAVG PREPAY TERM	33	Month(s)	12	Month(s)	36	Month(s)
TOP STATE CONC	CA(79.92%),FL(5.34%),NY(2.96%)					
MAXIMUM CA ZIPCODE	0.90%					
FIRST PAY DATE			November 1,2001		August 1,2006	
RATE CHANGE DATE			October 1,2008		July 1,2013	
MATURITY DATE			October 1,2031		July 1,2036	

WaMu Capital Corp.
A Washington Mutual, Inc. Company

PRODUCT	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
5/1 CMT	2	$948,498.98	0.07%
5/1 I/O CMT	358	254,559,744.69	19.57
5/1 I/O LIBOR	663	470,211,827.66	36.16
5/1 LIBOR	1	435,255.75	0.03
7/1 CMT	5	2,129,371.33	0.16
7/1 I/O LIBOR	778	543,633,879.20	41.80
7/1 LIBOR	47	28,529,596.06	2.19
Total	1,854	$1,300,448,173.67	100.00%

INDEX	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
1 Year CMT	365	$257,637,615.00	19.81%
1 Yr LIBOR	1,489	1,042,810,558.67	80.19
Total	1,854	$1,300,448,173.67	100.00%

CURRENT BALANCE ($)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
1—100,000	4	$203,213.65	0.02%
100,001—200,000	9	1,565,834.04	0.12
200,001—300,000	11	2,941,567.26	0.23
300,001—400,000	19	7,102,401.55	0.55
400,001—500,000	443	204,099,319.27	15.69
500,001—600,000	479	263,005,084.55	20.22
600,001—700,000	305	197,233,131.52	15.17
700,001—800,000	186	139,373,004.11	10.72
800,001—900,000	112	95,721,242.17	7.36
900,001—1,000,000	106	102,205,257.63	7.86
1,000,001—1,100,000	17	17,996,864.16	1.38
1,100,001—1,200,000	25	28,737,837.86	2.21
1,200,001—1,300,000	18	22,426,451.35	1.72
1,300,001—1,400,000	13	17,507,368.61	1.35
1,400,001—1,500,000	30	44,396,508.89	3.41
1,500,001—1,600,000	10	15,546,906.55	1.20
1,600,001—1,700,000	11	18,129,992.24	1.39
1,700,001—1,800,000	10	17,570,322.25	1.35
1,800,001—1,900,000	6	11,243,036.52	0.86
1,900,001—2,000,000	7	13,503,125.56	1.04
2,000,001—2,100,000	3	6,129,679.67	0.47
2,100,001—2,200,000	4	8,614,498.27	0.66
2,200,001—2,300,000	6	13,527,611.93	1.04
2,300,001—2,400,000	2	4,724,000.00	0.36
2,400,001—2,500,000	13	32,365,498.48	2.49
2,500,001 >=	5	14,578,415.58	1.12
Total	1,854	$1,300,448,173.67	100.00%

GROSS COUPON (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
4.501—4.750	4	$3,503,830.76	0.27%
4.751—5.000	19	13,859,799.88	1.07
5.001—5.250	42	32,618,600.04	2.51
5.251—5.500	105	75,720,875.93	5.82
5.501—5.750	284	196,654,749.29	15.12
5.751—6.000	502	346,679,347.02	26.66
6.001—6.250	491	333,257,515.66	25.63
6.251—6.500	355	241,600,386.17	18.58
6.501—6.750	48	46,224,153.34	3.55
6.751—7.000	3	7,468,915.58	0.57
7.001—7.250	1	2,860,000.00	0.22
Total	1,854	$1,300,448,173.67	100.00%

ORIGINAL COUPON (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
1.001—1.250	71	$45,122,441.37	3.47%
1.501—1.750	5	2,169,155.78	0.17
1.751—2.000	19	13,080,937.16	1.01
2.001—2.250	5	10,426,750.94	0.80
2.751—3.000	2	843,873.24	0.06
3.001—3.250	1	824,715.07	0.06
3.251—3.500	1	609,907.33	0.05
3.501—3.750	1	432,392.18	0.03
3.751—4.000	2	856,169.50	0.07
4.001—4.250	1	451,452.42	0.03
4.501—4.750	8	5,701,191.21	0.44
4.751—5.000	21	15,066,191.06	1.16
5.001—5.250	42	32,618,600.04	2.51
5.251—5.500	105	75,720,875.93	5.82
5.501—5.750	280	194,480,587.40	14.95
5.751—6.000	496	344,596,172.37	26.50
6.001—6.250	454	311,433,361.23	23.95
6.251—6.500	292	198,685,282.13	15.28
6.501—6.750	45	39,717,617.31	3.05
6.751—7.000	2	4,750,500.00	0.37
7.001—7.250	1	2,860,000.00	0.22
Total	1,854	$1,300,448,173.67	100.00%

GROSS MARGIN (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
1.751—2.000	1	$567,920.64	0.04%
2.001—2.250	1,242	881,525,541.19	67.79
2.251—2.500	244	159,662,600.79	12.28
2.501—2.750	294	211,106,252.61	16.23
2.751—3.000	71	46,380,759.44	3.57
3.001—3.250	2	1,205,099.00	0.09
Total	1,854	$1,300,448,173.67	100.00%

MAX INT RATE (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
9.501—9.750	4	$3,503,830.76	0.27%
9.751—10.000	19	13,859,799.88	1.07
10.001—10.250	43	33,070,600.04	2.54
10.251—10.500	108	77,377,366.63	5.95
10.501—10.750	280	194,681,146.13	14.97
10.751—11.000	505	348,834,847.04	26.82
11.001—11.250	450	308,790,981.99	23.74
11.251—11.500	378	253,018,537.94	19.46
11.501—11.750	63	59,224,313.26	4.55
11.751—12.000	2	4,750,500.00	0.37
12.001—12.250	1	2,860,000.00	0.22
12.251—12.500	1	476,250.00	0.04
Total	1,854	$1,300,448,173.67	100.00%

ORIGINAL TERM (Months)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
329	2	$1,071,340.12	0.08%
330	5	3,169,880.09	0.24
331	9	5,897,187.89	0.45
332	15	10,537,124.95	0.81
333	12	9,516,777.12	0.73
334	13	8,622,258.71	0.66
335	15	8,834,801.62	0.68
336	5	4,691,967.91	0.36
337	3	2,298,081.94	0.18
338	6	2,648,476.50	0.20
339	6	3,791,143.73	0.29
340	18	14,505,222.80	1.12
341	6	3,551,418.61	0.27
342	1	502,146.41	0.04
360	1,738	1,220,810,345.27	93.88
Total	1,854	$1,300,448,173.67	100.00%

REMAINING TERM (Months)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
291—300	2	$794,495.38	0.06%
301—310	2	909,099.09	0.07
311—320	12	7,576,360.86	0.58
321—330	95	65,293,257.09	5.02
331—340	10	7,193,987.31	0.55
341—350	1,203	836,218,821.21	64.30
351—360	530	382,462,152.73	29.41
Total	1,854	$1,300,448,173.67	100.00%

SEASONING (Months)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
1—6	1	$1,500,000.00	0.12%
7—12	1,677	1,161,019,357.44	89.28
13 >=	176	137,928,816.23	10.61
Total	1,854	$1,300,448,173.67	100.00%

CURRENT LTV (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
<= 20	7	$1,711,906.02	0.13%
21—25	8	4,817,690.76	0.37
26—30	15	8,967,376.62	0.69
31—35	8	4,342,148.18	0.33
36—40	26	19,596,367.34	1.51
41—45	27	22,452,808.35	1.73
46—50	34	37,359,144.09	2.87
51—55	47	38,800,525.17	2.98
56—60	72	74,567,760.74	5.73
61—65	81	74,924,041.78	5.76
66—70	166	124,883,385.83	9.60
71—75	383	263,097,610.10	20.23
76—80	970	619,744,871.59	47.66
81—85	3	1,556,851.86	0.12
86—90	7	3,625,685.24	0.28
Total	**1,854**	**$1,300,448,173.67**	**100.00%**

ORIGINAL LTV (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
<= 20	1	$1,192,052.41	0.09%
21—25	2	3,145,177.04	0.24
26—30	8	5,964,005.29	0.46
31—35	4	2,894,961.16	0.22
36—40	12	13,076,944.43	1.01
41—45	18	12,948,156.37	1.00
46—50	38	44,519,248.91	3.42
51—55	38	31,348,107.48	2.41
56—60	75	77,985,790.85	6.00
61—65	70	67,214,702.90	5.17
66—70	161	122,454,329.80	9.42
71—75	369	251,871,957.46	19.37
76—80	1,046	660,079,141.30	50.76
81—85	3	1,555,467.00	0.12
86—90	8	4,051,462.10	0.31
91—95	1	146,669.17	0.01
Total	**1,854**	**$1,300,448,173.67**	**100.00%**

FICO SCORE	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
580—599	23	$16,413,904.68	1.26%
600—619	56	44,264,654.01	3.40
620—639	86	67,373,175.29	5.18
640—659	165	129,086,818.32	9.93
660—679	228	172,043,863.99	13.23
680—699	166	123,418,134.56	9.49
700—719	219	141,550,342.63	10.88
720—739	215	149,812,900.12	11.52
740—759	246	167,557,430.80	12.88
760—779	212	139,545,515.41	10.73
780—799	164	101,606,466.84	7.81
800 >=	74	47,774,967.02	3.67
Total	**1,854**	**$1,300,448,173.67**	**100.00%**

DOCUMENTATION	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Full	90	$84,128,492.08	6.47%
Reduced	1,764	1,216,319,681.59	93.53
Total	1,854	$1,300,448,173.67	100.00%

OCCUPANCY	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Investor	4	$2,007,358.23	0.15%
Owner Occupied	1,738	1,216,484,855.85	93.54
Second Home	112	81,955,959.59	6.30
Total	1,854	$1,300,448,173.67	100.00%

PROPERTY TYPE	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
2-4 Family	18	$13,181,958.95	1.01%
Condo	210	136,589,502.07	10.50
Co-op	4	4,377,500.00	0.34
PUD	420	304,599,859.14	23.42
Single Family	1,195	837,749,376.77	64.42
Townhouse	7	3,949,976.74	0.30
Total	1,854	$1,300,448,173.67	100.00%

PURPOSE	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Purchase	796	$537,333,231.74	41.32%
Refi—Cash Out	620	443,886,129.11	34.13
Refi—No Cash Out	438	319,228,812.82	24.55
Total	1,854	$1,300,448,173.67	100.00%

PREPAY TERM (Months)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
0	1,727	$1,191,788,764.48	91.64%
12	18	12,617,177.20	0.97
30	5	3,625,816.33	0.28
36	104	92,416,415.66	7.11
Total	1,854	$1,300,448,173.67	100.00%

STATE	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
AZ	10	$6,998,097.88	0.54%
CA	1,549	1,039,294,286.53	79.92
CO	10	6,692,922.81	0.51
CT	17	17,220,083.79	1.32
DC	2	1,066,934.68	0.08
DE	1	915,000.00	0.07
FL	82	69,427,717.08	5.34
GA	4	3,436,246.07	0.26
IL	10	9,515,242.75	0.73
MA	16	14,376,511.10	1.11
MD	9	5,117,430.31	0.39
MI	7	4,662,244.78	0.36
MN	7	4,901,693.96	0.38
MO	2	1,039,467.34	0.08
MT	1	471,083.25	0.04
NC	8	8,217,979.82	0.63
NH	1	1,000,000.00	0.08
NJ	15	14,348,801.11	1.10
NV	5	2,874,718.23	0.22
NY	38	38,512,504.72	2.96
OH	1	522,469.02	0.04
PA	2	2,136,992.65	0.16
RI	1	510,451.28	0.04
SC	1	450,000.00	0.03
TX	29	22,593,414.37	1.74
UT	3	3,319,962.31	0.26
VA	7	6,475,353.62	0.50
WA	16	14,350,564.21	1.10
Total	**1,854**	**$1,300,448,173.67**	**100.00%**

BACK DTI (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Data Not Compiled	263	$199,169,099.55	15.32%
15.00 or less	33	32,554,623.34	2.50
15.01—20.00	51	41,121,469.71	3.16
20.01—25.00	124	88,153,619.47	6.78
25.01—30.00	227	161,711,015.91	12.44
30.01—35.00	366	250,410,417.63	19.26
35.01—40.00	410	267,968,974.83	20.61
40.01—45.00	216	141,749,151.76	10.90
45.01—50.00	102	69,992,937.89	5.38
50.01—55.00	34	24,540,246.69	1.89
55.01—60.00	8	6,287,586.72	0.48
60.01 >=	20	16,789,030.17	1.29
Total	**1,854**	**$1,300,448,173.67**	**100.00%**

At origination, the weighted average monthly debt-to-income ratio of all debt of the mortgage loans (exclusive of the data not compiled) was approximately 34.78%.

With respect to the data not compiled for the mortgage loans, no assurance can be given that the monthly debt-to-income ratio of all debt distribution of such mortgage loans does not differ from such distribution for the remaining mortgage loans, and the distribution could differ substantially.

COMBINED LTV (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
No Second Lien	1,530	$1,087,535,304.73	83.63%
60.00 or less	9	7,416,681.10	0.57
60.01—65.00	9	9,255,800.21	0.71
65.01—70.00	13	9,650,680.36	0.74
70.01—75.00	20	14,830,315.99	1.14
75.01—80.00	28	20,432,555.41	1.57
80.01—85.00	33	20,880,003.94	1.61
85.01—90.00	212	130,446,831.93	10.03
Total	1,854	$1,300,448,173.67	100.00%

At origination, the weighted average combined loan-to-value ratio of the first and second liens of the mortgage loans (exclusive of mortgage loans with no second lien) was approximately 83.33%.

MODIFIED LOANS SEASONING (Months)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
25—27	1	$502,146.41	0.63%
28—30	19	15,196,352.80	19.08
31—33	19	11,899,727.64	14.94
34—36	28	18,664,531.13	23.44
37—39	38	26,224,486.42	32.93
40—42	11	7,150,584.00	8.98
Total	116	$79,637,828.40	100.00%

MODIFIED LOANS ORIGINAL COUPON (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
1.001—1.250	71	$45,122,441.37	56.66%
1.501—1.750	5	2,169,155.78	2.72
1.751—2.000	19	13,080,937.16	16.43
2.001—2.250	5	10,426,750.94	13.09
2.751—3.000	2	843,873.24	1.06
3.001—3.250	1	824,715.07	1.04
3.251—3.500	1	609,907.33	0.77
3.501—3.750	1	432,392.18	0.54
3.751—4.000	2	856,169.50	1.08
4.001—4.250	1	451,452.42	0.57
4.501—4.750	4	2,197,360.45	2.76
4.751—5.000	2	1,206,391.18	1.51
5.751—6.000	1	692,686.26	0.87
6.001—6.250	1	723,595.52	0.91
Total	116	$79,637,828.40	100.00%

WaMu Mortgage Pass-Through Certificates
Series 2007-HY1 Group 4
Mortgage Loans
Preliminary Collateral Information As of 01/01/07

		Minimum	Maximum
TOTAL CURRENT BALANCE	$726,155,327		
TOTAL ORIGINAL BALANCE	$746,723,846		
NUMBER OF LOANS	1,024		
AVG CURRENT BALANCE	$709,136	$31,613	$3,000,000
AVG ORIGINAL BALANCE	$729,223	$417,600	$3,000,000
WAVG GROSS COUPON	5.86 %	4.53 %	6.88 %
WAVG GROSS MARGIN	2.40 %	2.00 %	3.03 %
WAVG MAX INT RATE	10.87 %	9.53 %	12.35 %
WAVG CURRENT LTV	70.68 %	4.00 %	90.00 %
WAVG FICO SCORE	711	583	839
WAVG MONTHS TO ROLL	49 Month(s)	42 Month(s)	52 Month(s)
WAVG ORIGINAL TERM	360 Month(s)	360 Month(s)	360 Month(s)
WAVG REMAINING TERM	349 Month(s)	342 Month(s)	351 Month(s)
WAVG SEASONING	11 Month(s)	9 Month(s)	18 Month(s)
NZ WAVG PREPAY TERM	31 Month(s)	12 Month(s)	36 Month(s)
TOP STATE CONC	CA(74.28%),FL(5.58%),NY(4.61%)		
MAXIMUM CA ZIPCODE	0.94%		
FIRST PAY DATE		August 1,2005	May 1,2006
RATE CHANGE DATE		July 1,2010	May 1,2011
MATURITY DATE		July 1,2033	April 1,2036

PRODUCT	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
5/1 CMT	2	$948,498.98	0.13%
5/1 I/O CMT	358	254,559,744.69	35.06
5/1 I/O LIBOR	663	470,211,827.66	64.75
5/1 LIBOR	1	435,255.75	0.06
Total	1,024	$726,155,327.08	100.00%

INDEX	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
1 Year CMT	360	$255,508,243.67	35.19%
1 Yr LIBOR	664	470,647,083.41	64.81
Total	1,024	$726,155,327.08	100.00%

CURRENT BALANCE ($)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
1—100,000	2	$83,613.40	0.01%
100,001—200,000	7	1,235,764.52	0.17
200,001—300,000	10	2,641,567.26	0.36
300,001—400,000	11	4,061,120.36	0.56
400,001—500,000	259	118,596,204.61	16.33
500,001—600,000	267	146,379,344.38	20.16
600,001—700,000	148	95,477,030.03	13.15
700,001—800,000	89	66,947,663.76	9.22
800,001—900,000	59	50,290,227.90	6.93
900,001—1,000,000	56	53,582,197.15	7.38
1,000,001—1,100,000	11	11,648,909.14	1.60
1,100,001—1,200,000	12	13,699,022.37	1.89
1,200,001—1,300,000	11	13,761,297.37	1.90
1,300,001—1,400,000	11	14,822,368.62	2.04
1,400,001—1,500,000	19	28,203,378.58	3.88
1,500,001—1,600,000	4	6,180,488.55	0.85
1,600,001—1,700,000	9	14,778,742.24	2.04
1,700,001—1,800,000	8	13,993,784.80	1.93
1,800,001—1,900,000	3	5,616,036.52	0.77
1,900,001—2,000,000	5	9,651,621.61	1.33
2,000,001—2,100,000	3	6,129,679.67	0.84
2,100,001—2,200,000	3	6,464,498.27	0.89
2,200,001—2,300,000	5	11,277,611.93	1.55
2,400,001—2,500,000	10	24,914,738.46	3.43
2,500,001 >=	2	5,718,415.58	0.79
Total	1,024	$726,155,327.08	100.00%

GROSS COUPON (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
4.501—4.750	4	$3,503,830.76	0.48%
4.751—5.000	15	11,123,442.18	1.53
5.001—5.250	41	32,136,489.90	4.43
5.251—5.500	92	67,614,621.39	9.31
5.501—5.750	243	172,641,271.84	23.77
5.751—6.000	309	212,959,823.54	29.33
6.001—6.250	186	119,897,003.02	16.51
6.251—6.500	115	77,382,088.54	10.66
6.501—6.750	16	21,427,840.33	2.95
6.751—7.000	3	7,468,915.58	1.03
Total	1,024	$726,155,327.08	100.00%

ORIGINAL COUPON (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
1.001—1.250	71	$45,122,441.37	6.21%
1.501—1.750	5	2,169,155.78	0.30
1.751—2.000	19	13,080,937.16	1.80
2.001—2.250	5	10,426,750.94	1.44
2.751—3.000	2	843,873.24	0.12
3.001—3.250	1	824,715.07	0.11
3.251—3.500	1	609,907.33	0.08
3.501—3.750	1	432,392.18	0.06
3.751—4.000	2	856,169.50	0.12
4.001—4.250	1	451,452.42	0.06
4.501—4.750	8	5,701,191.21	0.79
4.751—5.000	17	12,329,833.36	1.70
5.001—5.250	41	32,136,489.90	4.43
5.251—5.500	92	67,614,621.39	9.31
5.501—5.750	239	170,467,109.95	23.48
5.751—6.000	303	210,876,648.89	29.04
6.001—6.250	149	98,072,848.59	13.51
6.251—6.500	52	34,466,984.50	4.75
6.501—6.750	13	14,921,304.30	2.05
6.751—7.000	2	4,750,500.00	0.65
Total	1,024	$726,155,327.08	100.00%

GROSS MARGIN (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
1.751—2.000	1	$567,920.64	0.08%
2.001—2.250	541	388,511,871.34	53.50
2.251—2.500	123	82,586,573.58	11.37
2.501—2.750	287	207,551,502.04	28.58
2.751—3.000	70	45,732,360.48	6.30
3.001—3.250	2	1,205,099.00	0.17
Total	1,024	$726,155,327.08	100.00%

MAX INT RATE (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
9.501—9.750	4	$3,503,830.76	0.48%
9.751—10.000	15	11,123,442.18	1.53
10.001—10.250	42	32,588,489.90	4.49
10.251—10.500	95	69,271,112.09	9.54
10.501—10.750	239	170,667,668.68	23.50
10.751—11.000	312	215,115,323.56	29.62
11.001—11.250	146	96,148,848.59	13.24
11.251—11.500	140	89,688,190.07	12.35
11.501—11.750	28	32,821,671.25	4.52
11.751—12.000	2	4,750,500.00	0.65
12.251—12.500	1	476,250.00	0.07
Total	**1,024**	**$726,155,327.08**	**100.00%**

ORIGINAL TERM (Months)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
360	1,024	$726,155,327.08	100.00%
Total	**1,024**	**$726,155,327.08**	**100.00%**

REMAINING TERM (Months)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
341—350	917	$650,335,300.99	89.56%
351—360	107	75,820,026.09	10.44
Total	**1,024**	**$726,155,327.08**	**100.00%**

SEASONING (Months)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
7—12	865	$597,647,822.83	82.30%
13 >=	159	128,507,504.25	17.70
Total	**1,024**	**$726,155,327.08**	**100.00%**

CURRENT LTV (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
<= 20	3	$265,496.34	0.04%
21—25	6	3,706,687.28	0.51
26—30	14	8,259,376.62	1.14
31—35	5	2,238,085.02	0.31
36—40	17	13,716,169.48	1.89
41—45	17	13,874,776.36	1.91
46—50	15	19,597,263.63	2.70
51—55	30	24,349,960.47	3.35
56—60	43	42,395,143.16	5.84
61—65	45	44,303,766.70	6.10
66—70	104	76,470,751.89	10.53
71—75	240	164,097,312.36	22.60
76—80	479	309,626,777.53	42.64
81—85	2	1,131,075.00	0.16
86—90	4	2,122,685.24	0.29
Total	**1,024**	**$726,155,327.08**	**100.00%**

ORIGINAL LTV (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
21—25	1	$2,500,000.00	0.34%
26—30	7	5,256,005.29	0.72
31—35	3	1,480,000.00	0.20
36—40	8	9,085,556.58	1.25
41—45	10	7,822,279.20	1.08
46—50	20	24,804,610.38	3.42
51—55	22	18,011,007.56	2.48
56—60	44	44,105,237.40	6.07
61—65	38	38,722,948.30	5.33
66—70	97	73,551,311.65	10.13
71—75	243	163,658,696.01	22.54
76—80	523	333,332,853.30	45.90
81—85	3	1,555,467.00	0.21
86—90	4	2,122,685.24	0.29
91—95	1	146,669.17	0.02
Total	1,024	$726,155,327.08	100.00%

FICO SCORE	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
580—599	14	$10,234,163.89	1.41%
600—619	37	29,446,092.74	4.06
620—639	49	40,400,320.27	5.56
640—659	99	78,404,146.44	10.80
660—679	119	93,701,372.40	12.90
680—699	77	59,360,944.91	8.17
700—719	114	75,648,399.32	10.42
720—739	123	82,784,406.21	11.40
740—759	132	91,245,225.21	12.57
760—779	115	75,418,997.59	10.39
780—799	99	59,776,220.04	8.23
800 >=	46	29,735,038.06	4.09
Total	1,024	$726,155,327.08	100.00%

DOCUMENTATION	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Full	57	$51,213,827.38	7.05%
Reduced	967	674,941,499.70	92.95
Total	1,024	$726,155,327.08	100.00%

OCCUPANCY	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Investor	4	$2,007,358.23	0.28%
Owner Occupied	938	664,972,319.51	91.57
Second Home	82	59,175,649.34	8.15
Total	1,024	$726,155,327.08	100.00%

PROPERTY TYPE	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
2-4 Family	7	$5,933,068.35	0.82%
Condo	117	77,374,336.19	10.66
Co-op	2	2,987,500.00	0.41
PUD	227	163,207,230.98	22.48
Single Family	669	475,410,907.54	65.47
Townhouse	2	1,242,284.02	0.17
Total	1,024	$726,155,327.08	100.00%

PURPOSE	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Purchase	417	$281,562,852.53	38.77%
Refi—Cash Out	378	270,254,691.30	37.22
Refi—No Cash Out	229	174,337,783.25	24.01
Total	1,024	$726,155,327.08	100.00%

PREPAY TERM (Months)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
0	934	$657,058,058.69	90.48%
12	18	12,617,177.20	1.74
30	4	1,935,816.33	0.27
36	68	54,544,274.86	7.51
Total	1,024	$726,155,327.08	100.00%

STATE	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
AZ	4	$2,432,512.98	0.33%
CA	809	539,360,095.39	74.28
CO	9	6,297,441.86	0.87
CT	16	16,250,083.79	2.24
DC	2	1,066,934.68	0.15
DE	1	915,000.00	0.13
FL	48	40,499,904.85	5.58
GA	2	1,236,635.13	0.17
IL	7	7,761,772.64	1.07
MA	13	11,812,704.13	1.63
MD	7	3,868,332.81	0.53
MI	6	4,002,644.78	0.55
MN	7	4,901,693.96	0.68
MT	1	471,083.25	0.06
NC	6	6,071,580.95	0.84
NH	1	1,000,000.00	0.14
NJ	13	13,410,024.25	1.85
NV	3	1,433,122.81	0.20
NY	32	33,496,501.34	4.61
OH	1	522,469.02	0.07
PA	2	2,136,992.65	0.29
RI	1	510,451.28	0.07
SC	1	450,000.00	0.06
TX	14	10,016,806.40	1.38
UT	2	2,129,962.31	0.29
VA	5	4,420,435.62	0.61
WA	11	9,680,140.20	1.33
Total	1,024	$726,155,327.08	100.00%

BACK DTI (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Data Not Compiled	243	$186,865,551.82	25.73%
15.00 or less	23	21,674,872.95	2.98
15.01—20.00	26	19,088,169.51	2.63
20.01—25.00	73	50,622,017.14	6.97
25.01—30.00	109	80,276,556.05	11.06
30.01—35.00	160	110,712,439.20	15.25
35.01—40.00	188	121,482,208.38	16.73
40.01—45.00	99	64,151,640.15	8.83
45.01—50.00	57	34,466,913.36	4.75
50.01—55.00	23	17,126,459.03	2.36
55.01—60.00	5	4,114,719.32	0.57
60.01 >=	18	15,573,780.17	2.14
Total	1,024	$726,155,327.08	100.00%

At origination, the weighted average monthly debt-to-income ratio of all debt of the mortgage loans (exclusive of the data not compiled) was approximately 34.82%.

With respect to the data not compiled for the mortgage loans, no assurance can be given that the monthly debt-to-income ratio of all debt distribution of such mortgage loans does not differ from such distribution for the remaining mortgage loans, and the distribution could differ substantially.

COMBINED LTV (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
No Second Lien	948	$678,683,173.54	93.46%
60.00 or less	4	2,536,261.03	0.35
60.01—65.00	5	3,961,050.21	0.55
65.01—70.00	6	3,801,507.88	0.52
70.01—75.00	10	6,446,757.61	0.89
75.01—80.00	10	7,445,601.65	1.03
80.01—85.00	4	2,396,710.34	0.33
85.01—90.00	37	20,884,264.82	2.88
Total	1,024	$726,155,327.08	100.00%

At origination, the weighted average combined loan-to-value ratio of the first and second liens of the mortgage loans (exclusive of mortgage loans with no second lien) was approximately 79.22%.

MODIFIED LOANS SEASONING (Months)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
25—27	1	$502,146.41	0.63%
28—30	19	15,196,352.80	19.08
31—33	19	11,899,727.64	14.94
34—36	28	18,664,531.13	23.44
37—39	38	26,224,486.42	32.93
40—42	11	7,150,584.00	8.98
Total	116	$79,637,828.40	100.00%

MODIFIED LOANS ORIGINAL COUPON (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
1.001—1.250	71	$45,122,441.37	56.66%
1.501—1.750	5	2,169,155.78	2.72
1.751—2.000	19	13,080,937.16	16.43
2.001—2.250	5	10,426,750.94	13.09
2.751—3.000	2	843,873.24	1.06
3.001—3.250	1	824,715.07	1.04
3.251—3.500	1	609,907.33	0.77
3.501—3.750	1	432,392.18	0.54
3.751—4.000	2	856,169.50	1.08
4.001—4.250	1	451,452.42	0.57
4.501—4.750	4	2,197,360.45	2.76
4.751—5.000	2	1,206,391.18	1.51
5.751—6.000	1	692,686.26	0.87
6.001—6.250	1	723,595.52	0.91
Total	116	$79,637,828.40	100.00%

WaMu Mortgage Pass-Through Certificates
Series 2007-HY1 Group 5
Mortgage Loans
Preliminary Collateral Information As of 01/01/07

		Minimum	Maximum
TOTAL CURRENT BALANCE	$574,292,847		
TOTAL ORIGINAL BALANCE	$581,780,876		
NUMBER OF LOANS	830		
AVG CURRENT BALANCE	$691,919	$19,600	$3,000,000
AVG ORIGINAL BALANCE	$700,941	$418,000	$3,000,000
WAVG GROSS COUPON	6.15 %	4.78 %	7.10 %
WAVG GROSS MARGIN	2.22 %	2.05 %	2.80 %
WAVG MAX INT RATE	11.15 %	9.78 %	12.10 %
WAVG CURRENT LTV	72.49 %	2.00 %	90.00 %
WAVG FICO SCORE	713	583	826
WAVG MONTHS TO ROLL	74 Month(s)	21 Month(s)	78 Month(s)
WAVG ORIGINAL TERM	360 Month(s)	360 Month(s)	360 Month(s)
WAVG REMAINING TERM	350 Month(s)	297 Month(s)	354 Month(s)
WAVG SEASONING	10 Month(s)	6 Month(s)	63 Month(s)
NZ WAVG PREPAY TERM	36 Month(s)	30 Month(s)	36 Month(s)
TOP STATE CONC	CA(87.05%),FL(5.04%),TX(2.19%)		
MAXIMUM CA ZIPCODE	1.12%		
FIRST PAY DATE		November 1,2001	August 1,2006
RATE CHANGE DATE		October 1,2008	July 1,2013
MATURITY DATE		October 1,2031	July 1,2036

PRODUCT	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
7/1 CMT	5	$2,129,371.33	0.37%
7/1 I/O LIBOR	778	543,633,879.20	94.66
7/1 LIBOR	47	28,529,596.06	4.97
Total	**830**	**$574,292,846.59**	**100.00%**

INDEX	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
1 Year CMT	5	$2,129,371.33	0.37%
1 Yr LIBOR	825	572,163,475.26	99.63
Total	**830**	**$574,292,846.59**	**100.00%**

CURRENT BALANCE ($)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
1—100,000	2	$119,600.25	0.02%
100,001—200,000	2	330,069.52	0.06
200,001—300,000	1	300,000.00	0.05
300,001—400,000	8	3,041,281.19	0.53
400,001—500,000	184	85,503,114.66	14.89
500,001—600,000	212	116,625,740.17	20.31
600,001—700,000	157	101,756,101.49	17.72
700,001—800,000	97	72,425,340.35	12.61
800,001—900,000	53	45,431,014.27	7.91
900,001—1,000,000	50	48,623,060.48	8.47
1,000,001—1,100,000	6	6,347,955.02	1.11
1,100,001—1,200,000	13	15,038,815.49	2.62
1,200,001—1,300,000	7	8,665,153.98	1.51
1,300,001—1,400,000	2	2,684,999.99	0.47
1,400,001—1,500,000	11	16,193,130.31	2.82
1,500,001—1,600,000	6	9,366,418.00	1.63
1,600,001—1,700,000	2	3,351,250.00	0.58
1,700,001—1,800,000	2	3,576,537.45	0.62
1,800,001—1,900,000	3	5,627,000.00	0.98
1,900,001—2,000,000	2	3,851,503.95	0.67
2,100,001—2,200,000	1	2,150,000.00	0.37
2,200,001—2,300,000	1	2,250,000.00	0.39
2,300,001—2,400,000	2	4,724,000.00	0.82
2,400,001—2,500,000	3	7,450,760.02	1.30
2,500,001 >=	3	8,860,000.00	1.54
Total	**830**	**$574,292,846.59**	**100.00%**

GROSS COUPON (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
4.751—5.000	4	$2,736,357.70	0.48%
5.001—5.250	1	482,110.14	0.08
5.251—5.500	13	8,106,254.54	1.41
5.501—5.750	41	24,013,477.45	4.18
5.751—6.000	193	133,719,523.48	23.28
6.001—6.250	305	213,360,512.64	37.15
6.251—6.500	240	164,218,297.63	28.59
6.501—6.750	32	24,796,313.01	4.32
7.001—7.250	1	2,860,000.00	0.50
Total	830	$574,292,846.59	100.00%

ORIGINAL COUPON (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
4.751—5.000	4	$2,736,357.70	0.48%
5.001—5.250	1	482,110.14	0.08
5.251—5.500	13	8,106,254.54	1.41
5.501—5.750	41	24,013,477.45	4.18
5.751—6.000	193	133,719,523.48	23.28
6.001—6.250	305	213,360,512.64	37.15
6.251—6.500	240	164,218,297.63	28.59
6.501—6.750	32	24,796,313.01	4.32
7.001—7.250	1	2,860,000.00	0.50
Total	830	$574,292,846.59	100.00%

GROSS MARGIN (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
2.001—2.250	701	$493,013,669.85	85.85%
2.251—2.500	121	77,076,027.21	13.42
2.501—2.750	7	3,554,750.57	0.62
2.751—3.000	1	648,398.96	0.11
Total	830	$574,292,846.59	100.00%

MAX INT RATE (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
9.751—10.000	4	$2,736,357.70	0.48%
10.001—10.250	1	482,110.14	0.08
10.251—10.500	13	8,106,254.54	1.41
10.501—10.750	41	24,013,477.45	4.18
10.751—11.000	193	133,719,523.48	23.28
11.001—11.250	304	212,642,133.40	37.03
11.251—11.500	238	163,330,347.87	28.44
11.501—11.750	35	26,402,642.01	4.60
12.001—12.250	1	2,860,000.00	0.50
Total	830	$574,292,846.59	100.00%

ORIGINAL TERM (Months)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
360	830	$574,292,846.59	100.00%
Total	830	$574,292,846.59	100.00%

REMAINING TERM (Months)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
291—300	2	$794,495.38	0.14%
301—310	2	909,099.09	0.16
311—320	1	425,776.86	0.07
341—350	375	243,698,830.29	42.43
351—360	450	328,464,644.97	57.19
Total	830	$574,292,846.59	100.00%

SEASONING (Months)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
1—6	1	$1,500,000.00	0.26%
7—12	812	563,371,534.61	98.10
13 >=	17	9,421,311.98	1.64
Total	830	$574,292,846.59	100.00%

CURRENT LTV (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
<= 20	4	$1,446,409.68	0.25%
21—25	2	1,111,003.48	0.19
26—30	1	708,000.00	0.12
31—35	3	2,104,063.16	0.37
36—40	9	5,880,197.86	1.02
41—45	10	8,578,031.99	1.49
46—50	19	17,761,880.46	3.09
51—55	17	14,450,564.70	2.52
56—60	29	32,172,617.58	5.60
61—65	36	30,620,275.08	5.33
66—70	62	48,412,633.94	8.43
71—75	143	99,000,297.74	17.24
76—80	491	310,118,094.06	54.00
81—85	1	425,776.86	0.07
86—90	3	1,503,000.00	0.26
Total	830	$574,292,846.59	100.00%

ORIGINAL LTV (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
<= 20	1	$1,192,052.41	0.21%
21—25	1	645,177.04	0.11
26—30	1	708,000.00	0.12
31—35	1	1,414,961.16	0.25
36—40	4	3,991,387.85	0.70
41—45	8	5,125,877.17	0.89
46—50	18	19,714,638.53	3.43
51—55	16	13,337,099.92	2.32
56—60	31	33,880,553.45	5.90
61—65	32	28,491,754.60	4.96
66—70	64	48,903,018.15	8.52
71—75	126	88,213,261.45	15.36
76—80	523	326,746,288.00	56.90
86—90	4	1,928,776.86	0.34
Total	830	$574,292,846.59	100.00%

FICO SCORE	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
580—599	9	$6,179,740.79	1.08%
600—619	19	14,818,561.27	2.58
620—639	37	26,972,855.02	4.70
640—659	66	50,682,671.88	8.83
660—679	109	78,342,491.59	13.64
680—699	89	64,057,189.65	11.15
700—719	105	65,901,943.31	11.48
720—739	92	67,028,493.91	11.67
740—759	114	76,312,205.59	13.29
760—779	97	64,126,517.82	11.17
780—799	65	41,830,246.80	7.28
800 >=	28	18,039,928.96	3.14
Total	830	$574,292,846.59	100.00%

DOCUMENTATION	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Full	33	$32,914,664.70	5.73%
Reduced	797	541,378,181.89	94.27
Total	830	$574,292,846.59	100.00%

OCCUPANCY	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Owner Occupied	800	$551,512,536.34	96.03%
Second Home	30	22,780,310.25	3.97
Total	830	$574,292,846.59	100.00%

PROPERTY TYPE	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
2-4 Family	11	$7,248,890.60	1.26%
Condo	93	59,215,165.88	10.31
Co-op	2	1,390,000.00	0.24
PUD	193	141,392,628.16	24.62
Single Family	526	362,338,469.23	63.09
Townhouse	5	2,707,692.72	0.47
Total	830	$574,292,846.59	100.00%

PURPOSE	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Purchase	379	$255,770,379.21	44.54%
Refi—Cash Out	242	173,631,437.81	30.23
Refi—No Cash Out	209	144,891,029.57	25.23
Total	830	$574,292,846.59	100.00%

PREPAY TERM (Months)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
0	793	$534,730,705.79	93.11%
30	1	1,690,000.00	0.29
36	36	37,872,140.80	6.59
Total	830	$574,292,846.59	100.00%

STATE	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
AZ	6	$4,565,584.90	0.79%
CA	740	499,934,191.14	87.05
CO	1	395,480.95	0.07
CT	1	970,000.00	0.17
FL	34	28,927,812.23	5.04
GA	2	2,199,610.94	0.38
IL	3	1,753,470.11	0.31
MA	3	2,563,806.97	0.45
MD	2	1,249,097.50	0.22
MI	1	659,600.00	0.11
MO	2	1,039,467.34	0.18
NC	2	2,146,398.87	0.37
NJ	2	938,776.86	0.16
NV	2	1,441,595.42	0.25
NY	6	5,016,003.38	0.87
TX	15	12,576,607.97	2.19
UT	1	1,190,000.00	0.21
VA	2	2,054,918.00	0.36
WA	5	4,670,424.01	0.81
Total	830	$574,292,846.59	100.00%

BACK DTI (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Data Not Compiled	20	$12,303,547.73	2.14%
15.00 or less	10	10,879,750.39	1.89
15.01—20.00	25	22,033,300.20	3.84
20.01—25.00	51	37,531,602.33	6.54
25.01—30.00	118	81,434,459.86	14.18
30.01—35.00	206	139,697,978.43	24.33
35.01—40.00	222	146,486,766.45	25.51
40.01—45.00	117	77,597,511.61	13.51
45.01—50.00	45	35,526,024.53	6.19
50.01—55.00	11	7,413,787.66	1.29
55.01—60.00	3	2,172,867.40	0.38
60.01 >=	2	1,215,250.00	0.21
Total	830	$574,292,846.59	100.00%

At origination, the weighted average monthly debt-to-income ratio of all debt of the mortgage loans (exclusive of the data not compiled) was approximately 34.74%.

With respect to the data not compiled for the mortgage loans, no assurance can be given that the monthly debt-to-income ratio of all debt distribution of such mortgage loans does not differ from such distribution for the remaining mortgage loans, and the distribution could differ substantially.

COMBINED LTV (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
No Second Lien	582	$408,852,131.19	71.19%
60.00 or less	5	4,880,420.07	0.85
60.01—65.00	4	5,294,750.00	0.92
65.01—70.00	7	5,849,172.48	1.02
70.01—75.00	10	8,383,558.38	1.46
75.01—80.00	18	12,986,953.76	2.26
80.01—85.00	29	18,483,293.60	3.22
85.01—90.00	175	109,562,567.11	19.08
Total	830	$574,292,846.59	100.00%

At origination, the weighted average combined loan-to-value ratio of the first and second liens of the mortgage loans (exclusive of mortgage loans with no second lien) was approximately 84.53%.